FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Second Quarter Interim Financial Statements, MD&A, CEO/CFO Certifications and Confirmation of Distribution.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F     X          FORM 40F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES __            NO     X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: August 5, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 – 837 WEST HASTINGS STREET

VANCOUVER. BC  V6C 3N7

604-683-0484

August 5, 2004

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOURCES INC.

/s/ Chris Robbins

Per:

Chris Robbins

Vice President

QUARTERLY AND YEAR END REPORT BC FORM 51-901 (Previously Form 61)

ISSUER DETAILS

Incorporated as part of:                    X          Schedule A

                                                             X          Schedule B & C

For Quarter Ended:

June 30, 2004

Date of Report:

August 5, 2004

Name of Issuer:

Anglo Swiss Resources Inc.

Issuer Address:

#1904-837 West Hastings Street Vancouver, BC, V6C 3N7

Issuer Fax Number:

604-683-7497

Issuer Phone Number:

604-683-0484

Contact Person:

Chris Robbins

Contact Position:

Vice President

Contact Telephone Number:

604-683-0484

Contact Email Address:

angloswiss@shaw.com

Web Site Address:

www.anglo-swiss.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

Directors Signature: “Len Danard” Date signed: 05/08/2004 Directors Signature: “Chris Robbins” Date signed: 05/08/2004

ANGLO SWISS RESOURCES INC.

SUITE 1904 – 837 WEST HASTINGS STREET

VANCOUVER. BC  V6C 3N7

604-683-0484

August 5, 2004

VIA SEDAR

B.C. Securities Commission

5th. Floor

701 West Georgia Street

Vancouver, B.C. V7Y 1M2

RE:

Anglo Swiss Resources Inc.

Mailing of Second Quarter Un-audited Financial Statements

Period Ended June 30, 2004

We confirm that prior to the above date, the following material issued by the Company was forwarded by prepaid first class mail to each shareholder whose name appears on the Supplemental List established pursuant to National Instrument 54-101.

1.

Un-Audited Annual Financial Statements for the quarter year ended June 30, 2004.

2.

BC Form 51-901F Supplementary Information and Management’s Discussion
and Analysis of Financial Condition and Results of Operations.

On behalf of the Board of Directors of,

Anglo Swiss Resources Inc.

PER: “Chris Robbins”

Mr. Chris Robbins

Vice President

VIA SEDAR:

cc: Alberta Securities Commission

cc: Ontario Securities Commission

cc: Quebec Securities Commission

cc: Nova Scotia Securities Commission

cc: TSX Venture Exchange

VIA EDGAR: cc: Securities and Exchange Commission

cc: OTC Bulletin Board

Anglo Swiss Resources, Inc.

Interim Financial Statements

For the six months ended June 30, 2004

(expressed in Canadian dollars)

UN-AUDITED PREPARED BY MANAGEMENT

Schedule A ... Financial Information

Schedule B ... Supplementary Information

Schedule C ... Management Discussion

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended June 30, 2004.

Notice to the Reader

The balance sheets of Anglo Swiss Resources, Inc. as at June 30, 2004 and the statements of income and deficit and changes in cash flows for the six months then ended have been compiled from information provided by management.

These statements have not been audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Anglo Swiss Resources, Inc.                                                                        Schedule A

Balance Sheet

(expressed in Canadian dollars)

ASSETS                                                                        June 30,                                December 31,

                                                                                           2004                                             2003

                                                                                                 $                                                  $

Current assets

    Cash and term deposits                                             268,140                                       22,165

    Accounts receivable                                                    22,737                                         5,220

    Prepaid expense                                                               664                                            675

                                                                                      291,541                                       28,060

Reclamation bond                                                           18,800                                       14,800

Fixed assets                                                                1,006,520                                     992,601

Mineral properties                                                      2,819,562                                  2,808,154

                                                                                     4,136,423                                 3,843,615

LIABILITIES

Current liabilities

    Accounts payable                                                         31,525                                      93,748

    Accrued property and capital taxes                              78,060                                      99,629

Non current liabilities                                                           -                                            -

Related parties

       Due to related parties                                               231,439                                    243,351

SHAREHOLDERS' EQUITY

Capital stock                                                               11,742,585                              11,224,585

Options                                                                               56,001                                    47,946

Contributed surplus                                                          106,316                                 106,316

Deficit                                                                           (8,109,503)                             (7,971,961)

                                                                                        3,795,399                               3,406,887

                                                                                        4,136,423                              3,843,615

Approved by the Directors:

"Len Danard", Director"

Chris Robbins", Director

(Un-audited - See Notice to Reader)

Anglo Swiss Resources, Inc.                                                                                             Schedule A

Statements of Income and Deficit

(expressed in Canadian dollars)

                                                                       3 Months Ended                                     6 Months Ended

                                                                   June 30,      June 30,                              June 30,             June 30,

                                                                        2004            2003                                 2004                    2003

Interest and sundry income                              436               8                                    466                     16

Operating expenses

    Exploration                                                        -                 -                                        -                        -

    Property taxes                                               1,606        1,726                                  2,986                 3,226

    Utilities                                                            251           393                                    (147)                  600

    Other expenses                                                500               -                                    1,259                   127

                                                                        ______     ______                               ______              ______

                                                                          2,357        2,120                                   4,098                 3,953

                                                                        ______      ______                               ______              ______

                                                                        (1,921)      (2,112)                                (3,632)               (3,937)

General and administrative expenses

    Amortization                                                1,390            607                                  5,645                 1,256

    Consulting                                                  15,000       15,000                                30,000               30,000

    Interest and bank charges                              (255)             66                                    (196)                     69

    Professional fees                                          8,929        11,334                                12,829               16,564

    Exchange fees                                              7,939          4,892                                16,551                 8,012

    Transfer agent fees                                       1,893             501                                  2,612                 1,900

    Office and miscellaneous                           15,316          2,899                                 22,266                5,508

    Shareholders' information                          22,430          2,047                                 30,557                2,047

    Travel and promotion                                   3,180                -                                    5,592                      -

    Stock-based compensation                                  -                 -                                    8,055                      -

    Write-down of mineral properties                       -                 -                                            -                      -

                                                                     ________      _______                           ________         _______

                                                                        75,822          37,344                             133,910              65,355

Income (loss) before other items                   (77,743)       (39,456)                           (137,542)           (69,292)

Adjustment of prior year payable                            -                  -                                          -                      -

Gain on settlement of debentures                            -                  -                                          -                      -

                                                                     ________    _________                       _________          ________

Net loss for the period                                  (77,743)       (39,456)                            (137,542)            (69,292)

Net loss per share                                             (0.00)           (0.00)                                  (0.00)              (0.00)

7

(Un-audited - See Notice to Reader)

Anglo Swiss Resources, Inc.                                                                                                     Schedule A

Statements of Cash Flows

expressed in Canadian dollars)

                                                                             3 Months Ended                                 6 Months Ended

                                                                      June 30,              June 30,                    June 30,               June 30,

                                                                           2004                    2003                          2004                      2003

Cash flows from operating activities

  Net loss for the period                                   (77,743)             (39,456)                  (137,542)             (69,292)

  Items not involving outlay of cash:

  - Amortization                                                 1,390                     607                           5,645                 1,256

  - Adjustment of prior years payables                   -                          -                                 -                          -

  - Stock-based compensation                                -                          -                              8,055                      -

  - Write-down on mineral property                       -                          -                                 -                          -

                                                                        _______              _______                 ________             _______

                                                                         (76,353)              (38,849)                  (123,842)            (68,036)

  Net change in non-cash working capital

  - Accounts receivable                                     138,578                (2,030)                    (17,518)               1,935

  - Pre-paid                                                                76                     (23)                             11               (1,318)

  - Accounts payable/accrued liabilities           (97,442)                 4,762                     (95,705)              22,829

                                                                        _______              _______                 ________             _______

                                                                         (35,141)             (36,140)                  (237,053)            (44,591)

Cash flows from investing activities

  Exploration & acquisition costs                    (47,652)               36,427                    (30,971)              42,815

  Option receipt                                                    -                           -                               -                          -

  Acquisition                                                        -                           -                               -                          -

  Proceeds on sales of equipment                        -                            -                               -                         -

  Funds on deposit                                             (4,000)                    -                           (4,000)                   -

                                                                        _______              _______                 ________             _______

                                                                        (51,652)                36,427                   (34,971)              42,815

Cash flows from financing activities

  Advances from shareholders                              -                          -                                -                          -

  Capital stock allotted for cash                            -                          -                          518,000                     -

  Capital stock allotted for options                        -                          -                                -                          -

  Capital stock returned to treasury                       -                          -                                -                          -

  Settlement of accounts payable and other           -                          -                                -                         -

                                                                        _______              _______                 ________             _______

                                                                                 -                          -                      518,000                        -__

Increase (decrease) in cash during

       the period                                                (86,793)                    286                    245,975              (1,776)

Cash, beginning of the period                        354,934                  8,844                     22,165               10,906

Cash, end of the period                                  268,140                  9,130                   268,140                 9,130

(Un-audited - See Notice to Reader)

Anglo Swiss Resources, Inc.

Schedule A Financial Information

_______________________________________________________________________________________

(expressed in Canadian dollars)

1. Nature of operations and going concern

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably.  The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources.  At that stage, the Company's operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.

Before, during and after the quarter ended June 30, 2004, the Company was engaged in continued exploration of its gold property in British Columbia and simultaneously, a gemstone/graphite property located in south-eastern British Columbia. As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political instability and government regulations, the success of attracting joint venture partners, all of which are beyond the control of the Company.

At June 30, 2004, the Company had a total working capital deficiency of ($49,482) and without additional funding, will be unable to meet its obligations as they fall due. In addition, the Company will require additional financing to complete the exploration of its mineral properties.  While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so.  Accordingly, there is some doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers, or native land claims, and title may be affected by undetected defects.

2.  Interim un-audited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2003.

3.  Capital stock

  Authorized capital:    500,000,000 common shares without par value

                                       400,000,000 preferred shares without par value

    Issued and outstanding, June 30, 2004:             # of Shares                      Amount

                                                                               50,005,688                     $11,742,585

4.  Mineral properties

                                                                    Acquisition            Exploration

                                                                             costs          expenditures                  Total

                                                                                   $                             $                        $

Kenville

Balance, Dec 31, 2003                                    1,595,596                (84,407)                 1,511,189

Expenditures - 2004                                                                           1,530                         1,530

_______________________________________

1,595,596                (82,878)                 1,512,718

Blu Starr

Balance, Dec 31, 2003                                      812,306              484,659                    1,296,965

Expenditures - 2004                                                                         9,878                           9,878

_______________________________________

                                                                           812,306              494,537                    1,306,843

Catamayo River

Balance, Dec 31, 2003                                        25,000               (25,000)                            0

Expenditures - 2004                                                     -                          -                               -

_______________________________________

                                                                            25,000               (25,000)                             0

Neuvos Playas

Balance, Dec 31, 2003                                                0                         -                                0

Expenditures - 2004                                                     -                         -                                -

 Total                                                                 2,432,903              386,659                 2,819,562

5. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

6. Related Party Transactions

During the second quarter of 2004 the Company incurred consulting fees of $15,000

($15,000 - 2003) for management services by directors or officers or organizations controlled by such parties. During the second quarter 2004, $10,000 was paid to directors ($0 - 2003).

The Company paid $5,875 to a law firm in which an officer is a partner of the firm during the second quarter 2004 and carries a payable of $102,115 to the same firm.

Anglo Swiss Resources, Inc.

Schedule B Supplementary Information

_________________________________________________________________________________________

(expressed in Canadian dollars)

For the six months ended June 30, 2004:

1.  Breakdown of professional fees

Accounting

 $                12,829

Legal

               -

________________

 $                12,829

2.  Non-arm's length party transactions

  (a) Consulting fees charged to the company

 Directors first quarter

                    15,000

 Directors second quarter

                    15,000

________________

$                  30,000

(b) Expenditures made to non-arm's length parties

 During the second quarter, $10,000 was paid as consulting fees to directors

 ($0 - Second quarter 2003.)

3. Directors at June 30, 2004

Len Danard

Leroy Wolbaum

Chris Robbins

4. Securities issued during the first two quarters:

 Security

Number

Issue price

$

Issue date

    Shares

5,180,000

$0.10                   518,000

29-Mar-05

5. Options granted or cancelled during the first two quarters:

    Security

Number

Exercise Price

Expiry date

Cancel date

 Options Expired

(200,000)

($0.68)

02-Feb-04

 Options Expired

(50,000)

($0.42)

26-Mar-04

 Options Expired

(350,000)

($0.68)

25-Jun-04

TOTAL

(600,000)

Expired

6. Share capital

 (a) Authorized and issued share capital at June 30, 2004

 Authorized capital:

500,000,000 common shares without par value

400,000,000 preferred shares without par value

Common shares issued and outstanding:            50,005,688

 (b) Stock warrants outstanding at June 30, 2004

 Security

Number

Exercise Price

Expiry date

Warrants

5,180,000

$0.15

29-Mar-05

   (c) Number of shares in escrow or pooling agreement

 Number of shares        NIL

   (d) Stock options outstanding

Security

Number

Exercise Price         Expiry date

Options

2,250,000

$0.21

       Mar 21, 2005

Options

1,000,000

$0.10

       Jan 23, 2007

Options

1,125,000

$0.10

       Feb 17, 2008

Options

2,200,000

$0.10

       Feb 12, 2009

Total

6,575,000

During the year ended December 31, 2003, the company granted 1,125,000 stock options to non-employees and the related compensation cost of $8,055 has been recorded in the statement of loss and deficit for the quarter ended March 31, 2004.

The Company has elected not to follow the fair value-based method of accounting for the stock options granted to employees and directors.  According, no compensation expense was recorded on the grant of stock options to directors and employees as the exercise price is equal to or greater than the market price at the date of the grant.  Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Net loss for the period

June 30, 2004

    Reported

 $      (137,542.00)

   Compensation Expense

                             -

    Pro-forma

 $      (137,542.00)

Basic and diluted loss per share

    Reported

 $                (0.00)

    Pro-forma

 $                (0.00)

_________________________________________________________________________________________

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

_________________________________________________________________________________________

   Risk-free interest rate

3.98%

   Expected dividend yield

    -

   Expected stock price volatility

108.00%

   Expected option life in years

4.00

_________________________________________________________________________________________

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessary provide a reliable single measure of the fair value of the Company's stock options.

END Schedule B

Schedule C

FORM 51-102F1

ANGLO SWISS RESOURCES INC.

Interim Management’s Discussion and Analysis

Period ended June 30, 2004

DATED August 5, 2004

Forward-Looking Information

This interim management discussion and analysis (“Interim MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This interim MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements be expressed or implied by such forward-looking statements.  Important factors are identified in this interim MD&A.

Overall Performance

Anglo Swiss is a mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company.  The Company is also inter-listed in the United States on the OTC Bulletin Board and effective February of 2004 on the Berlin Exchange in Germany.

Anglo Swiss’ current exploration focus is in south-eastern British Columbia as it controls two properties located between Nelson and Castlegar, the Kenville Mine property, looking for precious and base metals; and the Blu Starr property which hosts a variety of gemstones, including sapphire, gem garnet, iolite and other semi-precious gemstones.

Kenville Mine Property

The Kenville Mine is currently in the first year of a three-year option agreement whereby the optionees can earn a 70% interest to the mineral rights (the Company retains 100% of the surface rights and facilities) of the property by expending $700,000 in exploration and paying the Company $100,000 by August 29, 2006. The Company has undertaken the construction of two kilometres of road to gain access to a large anomalous zone to prepare for the upcoming exploration program(s) under the option agreement. The optionees are currently preparing a 43-101 Geological Compliant Report, which will provide an excellent geological profile on existing and potential ore bodies and exploration targets.

Blu Starr Property

The Company has acquired 28 mineral claim units in the Nelson Mining District to add to its current gem property in the Slocan/Nelson Mining Districts known as the Blu Starr Gemstone property.  The McAllister and Pipe Groups are contiguous and are located to the southeast of the Blu Starr property.

Anglo Swiss is targeting South-eastern British Columbia for its gem potential as its current discoveries of gemstone (sapphire, iolite, garnet) and a large flake-graphite showing are proof that this area has been long over looked for precious gem deposits.  The recent discoveries of emerald, sapphire, opal and the emergence of the diamond industry throughout Canada have greatly advanced investor acceptance of the potential of Canadian gemstones.

The Blu Starr Gemstone property is located in the Slocan Valley, South-eastern British Columbia.  The property consists of 6200 hectares (15,312 acres) of mineral tenure rights plus an additional 650 hectares (1606 acres) of placer mineral rights contained in 13 placer claims.  Exploration to-date on less than 10% of the claim group has yielded dozens of gem outcrops at surface. The Sapphire Hill Zones 1, 2 and 3 from east to west, occur along a strike length of almost 2 kilometres. The property hosts numerous occurrences of sapphire (15), iolite or gem-cordierite (11), gemstone quality garnet (2), as well as a flake graphite deposit; other minerals include aquamarine (beryl), tourmaline, titanite, moonstone and several varieties of quartz crystals.

Previous exploration has confirmed that the geological setting and potential gem grades (carats per tonne) of the numerous showings are extremely promising.  A work program for trenching and drilling of the alluvial gravels has been approved the Ministry of Energy and Mines subject to notification of any land owners who may be in proximity to the work. Work is expected to commence in the third quarter of 2004.

Results of Operations - Six Months

The Company’s resource property balance including the fixed assets at the Kenville Mine property, capitalized as assets is $2,819,562 at June 30, 2004 compared to $2,808,154 at year-end December 31, 2003.  Cash resources at June 30, 2004 were $268,140 plus accounts receivable of $22,737 compared to cash resources of $22,165 at year ended December 31, 2003.  (GST receivable for December 31, 2003 was $5,220 and received in the first quarter 2004).  The Company has since collected all outstanding private placement funds of $518,000.

On June 21, 2004 the Company announced a second private placement of up to 6,00,000 units to raise $600,000.  Each unit will consist of one common share and one common share purchase warrant.  Each full warrant plus $0.15 will purchase an additional common share to expire one year from the closing date, anticipated in August.  This financing will enable the Company to continue to meet its working capital commitments and expand exploration for gem stones in south-eastern British Columbia.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development on either of its two mineral projects will result in any discoveries of commercial bodies of ore.  The long-term profitability of Anglo Swiss’ operations will in part be related to the success of its exploration programs and its partners, which may be affected by a number of external factors that are beyond the Company’s control.

The market price of precious/base metals, gemstones and other minerals is volatile and cannot be controlled.  The mineral industry is also intensely competitive in all its phases.  Anglo Swiss competes with many other mineral exploration companies who may have greater financial resources and experience.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (Loss	Basic earnings (Loss) per Share from Continued operation and Net Income (Loss)	Fully Diluted Loss per Share from Continued operation and Net Income (Loss)
2nd. Quarter 2004	NIL	($77,743)	(0.00)	(0.00)
1st. Quarter 2004	NIL	($59,799)	(0.00)	(0.00)
4th. Quarter 2003	NIL	($156,745)	(0.00)	(0.00)
3rd. Quarter 2003	NIL	($112,797)	(0.00)	(0.00)
2nd. Quarter 2003	NIL	($39,457)	(0.00)	(0.00)
1st. Quarter 2003	NIL	($29,836)	(0.00)	(0.00)
4th. Quarter 2002	NIL	($6,089)	(0.00)	(0.00)
3rd. Quarter 2002	NIL	($89,084)	(0.00)	(0.00)
2nd. Quarter 2002	NIL	($9,101)	(0.00)	(0.00)

Second Quarter 2004

During the second quarter of 2004, the Company announced a private placement of up to 6,00,000 units to raise $600,000.  Each unit will consist of one common share and one common share purchase warrant.  Each full warrant plus $0.15 will purchase an additional common share to expire one year from the closing date, anticipated in August.

Anglo Swiss sustained a loss of $77,743 during this quarter, which included $75,822 in general and administrative expenses. This loss was higher then the $39,456 for the same period in 2003 as the Company has actively begun to promote its potential to the investment community.  The recent funding and the resurgence in the mining sector overall, has presented an opportunity to once again advance the Company’s two properties. Accordingly, the investor relations/travel promotion expenditures increased to $25,610 during this quarter ($2,047 – 2003) plus office/miscellaneous expenses were higher ($15,316 – 2004, / $2,899 – 2003), accounted for the increase.

At June 30, 2004 the Company had a working capital deficiency of ($49,482) even after the recent financing.  A second financing, if substantially completed, will provide the required capital to discharge the current liabilities due to related parties ($231,439) and provide a positive working capital into the following fiscal year.  The Company is carrying $72,000 for corporate capital tax, which has been repealed in British Columbia; but will continue to carry this charge for the upcoming year(s). The Company believes this amount will sufficient if an assessment is received in the future.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the interim quarter ended June 30, 2004, the Company was engaged in continued exploration of its gold property and simultaneously a precious/semi-precious gemstone property, both located in south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing partners, all of which are beyond the control of the Company.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.  Anglo Swiss’ ability to continue as a going concern in the future is dependent upon these factors and overall market conditions, which are beyond the Company’s control.

At the end of the second quarter of 2004 Anglo Swiss has $231,439 accrued to two directors of the Company and a law firm that an officer of the Company is a partner in. The private placement of March 2004 reduced the accounts payable from year-end 2003 of $193,377 to $109,585 ($72,000 - corporate capital tax charge).  Related parties were owed $231,439 at the end of June 30, 2004, $243,351 at year-end 2003.

Overall, cash at the end of the period for June 30, 2004 improved to $290,877 with current payables of $31,525.  Comparatively, Anglo Swiss had $27,385 cash at December 31, 2003 with payable of $93,748; and at June 30, 2003 had cash of $11,689 and accounts payable of $22,595.

Capital Resources

At June 30, 2004 Anglo Swiss had paid up capital of $11,742,585, representing 50,005,688 common shares without par value, and a deficit of $8,109,053 resulting in shareholder’s equity (or net assets) of $4,136,423 (2003 - $3,887,771).  Anglo Swiss has a working capital deficiency of $49,482 at June 30, 2004. The Company had a working capital deficiency of $280,664 at June 30, 2003.

Additional Disclosure for Ventures Without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Consolidated Statement of Loss and deficit and the Consolidated Schedule of resource Property Costs contained in its Interim Consolidated Financial Statements for June 30, 2004 and is available on the Company’s website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at June 30, 2004 there are 50,005,688 common shares issued and outstanding.

As at June 30, 2004 the following options and share purchase warrants are outstanding:

Number Granted

Price per Share

Expiry Date

Options

Insiders

    (4)

2,250,000

$0.21

March 21, 2005

1,000,000

$0.10

January 23, 2007

2,200,000

$0.10

February 12, 2009

Consultants

  (3)                  1,125,000

$0.10

February 17, 2008

TOTAL

5,575,000

Warrants

5,180,000

$0.15

March 29, 2005

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report.

Transaction with Related Parties

During the second quarter of 2004 the Company incurred consulting fees of $15,000 by directors or officers or organizations controlled by such parties.  Two officers received $10,000 during the second quarter of 2004, no remuneration was paid in the second quarter of 2003.  The Company paid $5,875 to a law firm in which an officer is a partner of the firm during the second quarter 2004 and carries a payable of $102,115 to the same firm.

Changes in Accounting Policies

The Company has since adopted the fair value based method of accounting for stock based compensation for all individuals, effective January 1, 2004. Otherwise, the interim consolidated financial statements for the quarter ended June 30, 2004 followed the same accounting policies and methods of application in the most recent annual financial statements.

Financial and Other Instruments

Anglo Swiss’s financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that Anglo Swiss is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value doe to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Anglo Swiss has approved the disclosure contained in this interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it, in writing.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com, in the United States through its EDGAR filings accessed at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS OF

ANGLO SWISS RESOURCES INC.

“LEN DANARD”

Len Danard, President & CEO

FORM 52-109FTS

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Len Danard, Chief Executive Officer of Anglo Swiss Resources Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the issuer) for the interim period ended June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the interim filings.

Dated: August 5, 2004.

“Len Danard”

Signature

Chief Executive Officer

Title

FORM 52-109FTS

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Chris Robbins, Chief Financial Officer of Anglo Swiss Resources Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the issuer) for the interim period ended June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the interim filings.

Dated: August 5, 2004.

“Chris Robbins”

Signature

Chief Financial Officer

Title